Exhibit 99.1

Hailiang Education Group Inc. Announces Record Student Enrollment for the Fall Semester of 2020

HANGZHOU, China, September 22, 2020 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education”, the “Company” or “we”), an education and management services provider of primary, middle, and high schools in the PRC, today announced its record student enrollment of 72,839 for the fall semester of 2020 (the “Fall Semester”) as of September 20, 2020, up approximately 9.5% compared to 66,543 students for the same period of last year. Of those students enrolled, the Company’s affiliated schools enrolled 26,865 students, an increase of approximately 10.8%, compared to 24,252 students for the same period last year.

The increase of students enrolled in the Company’s affiliated schools in the Fall Semester is mainly attributed to the three schools recently opened for the Fall Semester, namely, Lanzhou Hailiang Experimental School ("Lanzhou School"), Hailiang Overseas Chinese School ("Overseas Chinese School"), and Wuhu Hailiang Experimental School ("Wuhu School"), as well as one school the Company recently acquired, namely, Jinhua Hailiang Foreign Language School ("Jinhua School"). The Fall Semester is the first year for each of Lanzhou School, Overseas Chinese School and Wuhu School to recruit students, and the number of students enrolled in each of these schools is 570, 825 and 409, respectively. Additionally, the Company completed all the required procedures to take over the sponsorship to operate Jinhua School on September 16, 2020. Jinhua School enrolled 738 students, which is an increase of 163 students year-over-year. In addition, the Fall Semester is the third fall semester for Zhenjiang Jianghe High School of Art (one of the affiliated schools sponsored by the Company) ("Zhenjiang School") since its establishment. The enrollment number is 783, which is an increase of 325 students year-over-year. Moreover, the increase of total students enrolled in the Fall Semester is also due to the increase of students enrolled in the Company's managed schools, which is mainly attributed to the significant increase in the number of students in Sihong Second Experimental School, and the two new managed schools that started operating this fall, namely Xiamen Road School and Fumin Avenue School.

Mr. Junwei Chen, Chairman and Chief Executive Officer of Hailiang Education, remarked, “Hailiang Education has just held a celebration for its 25th anniversary. Over the past 25 years, our student enrollment has benefited a lot with the gradual improvement of the quality of our educational services and of brand awareness. Under the circumstances that Hailiang Education’s tuition fees continue to increase with the improvement of education and service quality, and that we barely need to establish physical enrollment centers now, as we mainly rely on reputation, official websites, and social media to attract students, the number of students who signed up far exceeded our estimates. In addition, different from last year, China implemented guidelines to mandate both public and private schools in the compulsory education system across China to start their enrollment processes, potentially making the student recruitment process more competitive. However, the number of students enrolled in our affiliated schools has exceeded our expectation by approximately 3.3%. In addition, even with the impact of the COVID-19 pandemic this year, the aggregate number of students enrolled in our affiliated international schools as of September 20, 2020 increased approximately 7.6% year-over-year. Further, the number of students enrolled in our three new schools we recently established in other regions outside of Zhejiang province also far exceeded our expectations. All of these reflect parents’ and students’ recognition of and trust in Hailiang Education.”

Mr. Chen continued, “Currently, the students enrolled in our affiliated schools has not reached the full capacity of our affiliated schools, especially the newly sponsored Lanzhou School, Overseas Chinese School, Wuhu School, Jinhua School and Zhenjiang School, there is still ample room for growth. In the future, we will continue to use the asset-light model to accelerate the expansion of our school network of affiliated schools and managed schools and further explore overseas expansion strategies. We will operate schools in countries along the “One Belt and One Road” and other countries with strategic cooperation, so as to consolidate our market position as China's leading primary and secondary education service provider. On this basis, Hailiang Education will focus on the development of online and onsite educational training services, while diversifying its business, such as study trip services, overseas study consulting services, after-school enrichment services, logistics services, integrated education (education for children with disabilities), and continue to invest in the R&D and application of educational technology to improve our teaching quality and management efficiency.”

The above figures are approximate numbers based on the Company’s internal statistics currently available and differences may arise between such figures and the disclosure in subsequent results announcements, financial reports and/or other relevant corporate materials of the Company. The Company wishes to remind the shareholders of the Company and potential investors not to unduly rely on such numbers and that they are advised to exercise caution when dealing in the shares of the Company.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational service providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality primary, middle, and high school, and international educational services and highly valuing the quality of students’ life, study, and development. Hailiang Education adapts its education services based upon its students’ individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education operates multilingual programs including Chinese, English, Spanish, Japanese, Korean, and French. In addition, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses, as well as SAT courses. The Company has also formed an extensive cooperative network with more than 200 educational institutions and universities globally. Hailiang Education is committed to making great effort to provide its students with greater opportunities to enroll in well-known domestic and international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

For more information, please contact:

Mr. Litao Qiu

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com